SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               GRAPHON CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)


                                   388707 10 1
                                 (CUSIP Number)


                                January 31, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [    ]    Rule 13d-1(b)
      [ X  ]    Rule 13d-1(c)
      [    ]    Rule 13d-1(d)

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CUSIP No. 388707 10 1                 13G                      Page 2 of 7 Pages


1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Ralph Edward Wesinger Jr

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [    ]
                                                             (b) [    ]

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

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  NUMBER OF
    SHARES           5  SOLE VOTING POWER                  5,963,158
 BENEFICIALLY        6  SHARED VOTING POWER                0
 OWNED BY EACH       7  SOLE DISPOSITIVE POWER             5,963,158
  REPORTING          8  SHARED DISPOSITIVE POWER           0
 PERSON WITH

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,963,158

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES  |_|

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   18.4%

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12 TYPE OF REPORTING PERSON

   IN

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CUSIP No. 388707 10 1              13G                         Page 3 of 7 Pages


Item 1(a).  Name of Issuer:

            GraphOn Corporation

            ----------------------------------------------------------


Item 1(b).  Address of Issuer's Principal Executive Offices:

            3130 Winkle Avenue
            Santa Cruz, California 95065

            ----------------------------------------------------------


Item 2(a).  Name of Person Filing:
            Ralph Edward Wesinger Jr

            ----------------------------------------------------------


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o GraphOn Corporation
            3130 Winkle Avenue
            Santa Cruz, California 95065

            ----------------------------------------------------------


Item 2(c).  Citizenship:

            United States

            ----------------------------------------------------------


Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

            ----------------------------------------------------------


Item 2(e).  CUSIP Number:

            388707 10 1

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CUSIP No. 388707 10 1              13G                         Page 4 of 7 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)   |_| Broker or dealer registered under Section 15 of the Exchange Act.

     (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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CUSIP No. 388707 10 1              13G                         Page 5 of 7 Pages



Item 4.    Ownership.

     (a)      Amount beneficially owned:

              5,963,158 shares *

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     (b)      Percent of class: 18.4% **

              -------------------------------------------------------

     (c)      Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote    5,963,158 *
       (ii)   Shared power to vote or to direct the vote  0
       (iii)  Sole power to dispose or to direct the disposition of 5,963,158 *
       (iv)   Shared power to dispose or to direct the disposition of   0


   * Includes 1,000,000 shares of common stock issuable upon exercise of an option. The option becomes exercisable with respect to 8-1/3% of the option shares on May 1, 2005, and the balance of the option shares in a series of 33 successive equal monthly installments thereafter.


   ** Based on 31,332,247 shares of common stock outstanding as of February 9, 2005. Does not give effect to 14,814,800 shares of common stock issuable upon conversion of outstanding Series A preferred stock.

CUSIP No. 388707 10 1              13G                         Page 6 of 7 Pages



Item 5.    Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.    Ownership of More Than Five Percent on Behalf of
           Another Person.

           N/A


Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company or Control Person.

           N/A


Item 8.    Identification and Classification of Members of the
           Group.

           N/A


Item 9.    Notice of Dissolution of Group.

           N/A


Item 10.   Certifications.


                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 388707 10 1              13G                         Page 7 of 7 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 9, 2005
                                   -----------------------------
                                   (Date)

                                   /s/ Ralph Edward Wesinger Jr
                                   -----------------------------
                                   Ralph Edward Wesinger Jr